VIA FACSIMILE AND FIRST CLASS

October 17, 2005

U. S. Securities and Exchange Commission
Attention: Gopal Dharia, Staff Accountant
100 F Street, NE
Washington, DC 20549

Re: Resolve Staffing, Inc. SEC File No. 0-29485

Dear Mr. Dharia:

As I indicated to you in my letter of October 5, 2005, we represent the registrant, Resolve Staffing, Inc. (“Company”) in connection with its securities regulatory matters and general corporate legal advice. The Company acknowledges receipt of the staff’s comment letter dated September 26, 2005 (“Comment Letter”) and provides the following responses, on a corresponding paragraph by paragraph basis.

Form 8-K Filed February 9, 2005 (Accounting Comments)

1. In partial response to this comment, we are attaching hereto copies of correspondence that was sent to Carol Stacey, Chief Accountant at the Commission, on January 23, 2005 and February 1, 2005. The relevance of these two memoranda is that the facts and circumstances underlying the background of the Company’s acquisitions announced in its February 9, 2005 Form 8-K, identifies the issues faced by the Company in attempting to obtain sufficient financial data from the various acquired entities purchased by the Company, as set forth in the Company’s Asset Purchase Agreement dated February 7, 2005 (“Agreement”).

The Company has not amended its February 7, 2005 Form 8-K due solely to the fact that, after reasonable efforts and expense by the Company to obtain sufficient financial information from the various sellers, the Company has not been able to do so. Moreover, since the closing of the acquisitions on February 7, 2005, the relationships among the sellers and the Company have deteriorated, resulting in less of a probability of successfully acquiring financial information that the Company’s auditors would be able to audit in order to satisfy Rule 310(c) of Regulation S-B. As pointed out in the two memoranda submitted to the Commission prior to the closing of the acquisitions, the Company is able to complete audited financial statements for all of the acquisitions during the time period that the Company has operated and controlled those entities.1

1 The Company has operated three of the acquired locations for in excess of two years, but the Company has operated six of the acquired locations for less than two years. The size and relative revenues of these acquired locations is set forth on the Company’s memorandum to the Commission dated February 1, 2005.

In final reply to this comment, the Company believes that under the circumstances whereby it has acquired several “distressed operations” that do not have sufficient available financial information to enable the Company’s auditors to complete two years of audit history, that the Company’s reasonable efforts and expense incurred in obtaining such financial information, coupled with its ability to complete audits of the businesses acquired to the extent that adequate financial information is available, should be determined by the Commission to satisfy the Company’s requirements under Rule 310(c) of Regulation S-B.

2. The Company also addressed the issue addressed in this comment on the propriety of considering the Company as the accounting acquirer, in its memorandum dated February 1, 2005 and concluded that under the circumstances involved in the acquisitions outlined in the Agreement, the Company and not ELS, Inc. is the accounting acquirer. In response to this comment, and upon receipt of the Commission’s letter dated February 28, 2005, the Company looked very carefully at SFAS No. 141 and in particular paragraph 17 thereof. The Company has concluded that it is the accounting acquirer and distinguishes paragraph 17 of SFAS No. 141 by pointing out the following distinctions;

➢  Paragraph 17 emphasizes that in a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. The Agreement clearly is structured such that ELS, Inc. is selling business assets to the Company in exchange for the Company’s common stock. Also, the assets sold to the Company by ELS were, in terms of value, immaterial to the overall assets of ELS.

➢  The Company did not acquire any equity interests of ELS as a part of the acquisition transaction;

➢  On a post-transaction basis, the Company is actually operating the acquired businesses, not ELS. ELS has not changed its name, nor has the Company changed its name.

➢  Except for the fact that Ron Heineman is the chief executive officer of ELS and the Company, other members of management of ELS and the Company are different and were not changed as a result of the transaction. Moreover, based upon the terms of the Agreement, ELS did not receive beneficial ownership of the equity issued by the Company in exchange for the assets acquired, rather the two shareholders of ELS received the Company’s shares.

Therefore, based upon the totality of the circumstances of the Company’s acquisition of the assets from ELS, in exchange for equity issued solely by the Company, it is the Company’s position that for accounting purposes the Company is the acquirer.

3. Before and after the acquisition by the Company, Mr. Heineman owned 50% of the ownership of ELS. Before the acquisitions by the Company from ELS, Mr. Heineman was the beneficial owner of 3,360,000 shares of the Company‘s common stock representing 34.7% of the outstanding shares of capital stock of the Company and after the acquisitions, Mr. Heineman was the beneficial owner of 7,922,000 shares of the Company‘s common stock, representing 54% of the Company’s outstanding shares.

With respect to the staff’s request that a statement from the Company acknowledging the representations set forth on the top of page two of your Letter, please be advised that Mr. Heineman and one other director of the Company are traveling today and are not available to provide these written acknowledgments. However, I expect that Mr. Heineman will be available within the next day or so and will supplement this response letter to include the required representations noted in your Letter.

Please contact the undersigned should you have any questions or comments.

Sincerely,

/s/ Gregory Bartko

Gregory Bartko, Esq.
GAB/nmn
Cc: Ron Heineman, CEO
Robert Sporl
Don Quarterman